SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

— Joint Press Release dated March 26, 2007

Joint Press Release
ENEL AND ACCIONA SIGN AN AGREEMENT FOR THE MANAGEMENT OF ENDESA
•	The agreement is applicable only if E.On does not obtain more than 50% of Endesa’s capital stock
Madrid, March 26, 2007 — Today, Enel and Acciona announced that they have signed an agreement to implement a joint management project for Endesa, allowing, through the generation of synergies and their compounded experiences, the joint management project will contribute to the future growth of Endesa.
The agreement, which is dependent upon E.ON not acquiring more than 50% of Endesa’s capital stock, fits perfectly with Acciona’s and Enel’s strategic plans. With regard to Acciona, this is fully consistent with the company’s commitment to the energy sector and, more specifically as a shareholder in Endesa, a company with great potential. Since investing in Endesa at the end of September 2006, Acciona has made clear its objective to participate actively in Endesa’s management, an objective which is fulfilled by the agreement reached with Enel.
For Enel, this transaction extends further its growth strategy in the European electricity market and consolidates its presence in Spain and in Latin America, doing so in line with its strict financial criteria. Enel expects to create business and geographical synergies with a company that is clearly complementary.
The parties’ shared vision of Endesa
Enel and Acciona intend to consolidate Endesa’s position as one of the leading power companies in the world, through joint management of the company, based on shared principles and values.
In this regard, the parties’ priorities are improving Endesa’s mix of generation assets toward a sustainable power model, maximizing value for Endesa shareholders and optimizing the quality of Endesa’s supply sources.

The parties share the intention of: retaining Endesa’s management and effective decision-making power in Spain; guarantee, as a top priority, power supply and investment levels in the distribution and transmission network; increase investments in the Spanish power sector; maintain Endesa’s research and development capabilities backed with Enel’s explicit support; priviledge the experience, technological capacity and efficiency of Endesa’s personnel; and maintaining Endesa’s current dividend policy.
Endesa’s joint management
Acciona and Enel will prepare a business plan for Endesa based on their shared management principles, the generation of synergies and the contribution of the experience of Acciona and Enel in the power sector.
To this end, Acciona and Enel will contribute to a joint holding company the shares of Endesa that they hold and the shares that could be acquired by them in the tender offer for Endesa shares that they agreed to launch according to the applicable legislation. Acciona and Enel agreed to contribute to the holding company an equal number of shares of Endesa until the first semester of 2010 until they reach an aggregate amount of 50.02% of the outstanding capital stock of Endesa. Acciona and Enel have agreed to vote the shares they own at any given time in the same way as those held and voted by the holding company.
Acciona will hold approximately 50.01% of the share capital of the holding company. Acciona and Enel will have equal representation rights on the boards of both the holding company and Endesa. It is foreseen that the Chairmen of each such boards will have casting vote and will be appointed by Acciona. The chairman of Endesa will be an executive chairman and, acting jointly with the Chief Executive Officer appointed by Enel, will exercise all authority of the board by delegation.
The agreement also provides a list of reserved matters which will have to be agreed upon between the parties in the governing bodies of the holding company as well as Endesa. Any disagreement existing after the third anniversary of the agreement may be resolved by dividing the assets of Endesa or, alternatively, through the exercise by Acciona of a put option granted by Enel that requires Enel to purchase Acciona’s shares in Endesa.
The agreement will have a term of 10 years starting from the date on which it was executed, with automatic extensions for five-year periods.
Creation of a worldwide leader in renewable energy
If Acciona and Enel acquire effective control over Endesa, the agreement establishes that they will create a worldwide leader in renewable energies through the combination of Acciona and Endesa’s assets under a new company in which Acciona will hold at least a 51% stake in the share capital of the new company, and Endesa will hold the remaining share capital. The new company would be managed by Acciona, which will contribute its experience, dynamism, and leadership in the renewable energy business. The expected result is that the new company would have a presence in 24 countries and a expected generating capacity of 13,300 MW by 2009.

Integration of Viesgo into Endesa
Acciona and Enel plan to integrate Viesgo into Endesa if they acquire effective control over Endesa.
The integration of Viesgo would be subject to the receipt of relevant administrative approvals and also subject to review in the event that any undertaking to dispose of assets of Endesa were imposed by relevant authorities.
The Tender Offer
Acciona and Enel intend to carry out in the future, if E.ON does not acquire more than 50% of Endesa’s capital stock, a project for joint and lasting management for Endesa. Since, in order to implement that project, it is necessary to launch an OPA for all the capital, the parties have agreed to launch it, thus making it possible for the shareholers who so desire to have the opportunity to divest.
The OPA will be filed as soon as legally possible. The OPA will be directed to all the shareholders of Endesa and will be launched jointly. Of the shares that accept the OPA, Acciona will acquire the equivalent to 3.974% of Endesa’s capital. The rest will be acquired by Enel. The tender offer price shall be determined at the time the tender offer is launched. The price shall not be lower than € 41 per share, plus the interest accrued on such amount until the day the tender offer price is paid at an interest rate of EURIBOR (3 months), adjusted by any dividends distributed.
The tender offer will be subject to the satisfaction or waiver of the following conditions: (1) the tender offer is accepted by a percentage of the share capital of Endesa that, when added to the percentage held by Acciona and Enel, exceeds 50% (i.e. 3.99% of Endesa’s share capital); (2) certain provisions in Endesa’s Bylaws are amended; and (3) all relevant authorizations are obtained.
Acciona and Enel shall, up to the time when their tender offer is settled, be free to exercise in their sole discretion their voting rights in Endesa.
A better Endesa
The agreement has been executed by the Chairman of Acciona, José Manuel Entrecanales, and the CEO of Enel, Fulvio Conti. Both expressed their satisfaction for the agreement. The Chairman of Acciona highlighted that “this agreement materilaises the strategic goals of Acciona in Endesa, securing the independence of Endesa as a Spanish company, its investments and the maintenance of its employees, while creating a worldwide leader in reneawable energy, with a great value creation potential”. The CEO of Enel stated that “the agreement provides a platform for Enel’s growth in the European electricity market, for the company’s further consolidation in the Spanish market as well as in high growth markets such as Latin America”.

About Enel
Enel is Italy’s largest power company and Europe’s third-largest listed utility by market capitalization. Listed on the Milan and New York stock exchanges since 1999, Enel has the largest number of shareholders of any Italian company, at some 2.3 million. It has a market capitalisation of about EUR 49 billion at current prices.
About ACCIONA
ACCIONA Group, one of the main national and international corporations with actvities in more than 30 countries throughout the five continents. Their activities span from infrastructures, renewable energy sources, mini-hydro, urban and environmental services, logistic and transportation, real estate, hospital management, among others. In 2006 ACCIONA recorded a turnover of 6,272 million € (+29.3%), an EBITDA of 960 million euros (+29.2%e), an operating profit of 630 million € (+23.1%) and an attributable net result of 1,370 million € (+322.8%). ACCIONA is quoted on the IBEX-35 (ANA.MC) selective index with a capitalisation of 10.3 billion euros in March 2007.
Disclaimer
This press release contains information on Acciona, S.A. (Acciona) and Enel S.p.A. (Enel) in connection with their respective beneficial ownership of shares in Endesa, S.A. (Endesa) and in connection with an agreement (the “Agreement”) entered into today by Enel, and the transactions and matters contemplated by the Agreement.
This press release should be read together with the Agreement, an original Spanish language copy of which has been publicly filed with the Spanish Comisión Nacional del Mercado de Valores (CNMV) and an English language translation of which will be filed with filings to be made with the U.S. Securities and Exchange Commission (SEC). Further, analysts and investors should carefully review all of the filings made by Acciona and Enel with the CNMV and with the SEC; those filings contain important information about Acciona and Enel, their respective beneficial ownership of the Endesa shares, the Agreement and the transactions contemplated thereby, and related matters. The Agreement and all of the information referred to in this paragraph is publicly available at www.cnmv.es and www.sec.gov.
The implementation of the transactions contemplated by the Agreement and referred to herein, including the joint tender offer by Acciona and Enel for 100% of the outstanding shares of Endesa, is subject to various conditions, authorizations, contingencies and other significant requirements and constraints deriving from applicable laws and regulations and from the Agreement itself. Further, to the extent permitted under applicable law, each of Acciona and Enel reserves its right to amend, supplement, waive or rescind any part of the Agreement as they may agree from time to time. As a result of the foregoing, analysts and investors should not rely on this press release or on the Agreement as an assurance that any or all of the transactions envisaged in the Agreement or in this press release will be necessarily be completed or implemented. Further, analysts and investors are urged to read the Agreement and to seek legal advice in order to fully understand the terms, conditions, risks and contingencies to which the transactions envisaged in the Agreement are subject.

This press release has the purpose of summarizing and explaining certain key provisions of the Agreement for the benefit of Acciona’s and Enel’s shareholders, other investors in Endesa and the market in general. By preparing and releasing this press release, each of Acciona and Enel does not intend to recommend or suggest, directly or indirectly, any investment strategy in connection with Acciona, Endesa or any other company, or with any securities issued by any such persons. This press release does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law. Subject to the terms and conditions provided in the Agreement, a tender offer document for the shares of Endesa will be filed with the CNMV and with other applicable market supervisors and regulators, as soon as it is permitted and/or required under Spanish law and other applicable laws, and will be provided to shareholders of Endesa in accordance with such law to the extent required or permitted thereby.
The release, publication or distribution of this press release in certain jurisdictions may be restricted by law and therefore persons in any such jurisdiction into which this press release is released, published or distributed should inform themselves about and observe such restrictions.
Additional Important Information for U.S. Investors
If Acciona and Enel commence a tender offer in the United States, they will file with the SEC a statement on Schedule TO that will include an offer to purchase, a letter of transmittal and related documents. The offer to purchase, letter of transmittal and related documents will also be mailed to U.S. holders of record of Endesa shares and holders of American Depositary Shares (“ADSs”) representing Endesa shares, and be made available for distribution to beneficial owners of Endesa shares and ADSs. The solicitation of offers to buy the Endesa shares and ADSs will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, U.S. stockholders should carefully read those materials (as well as any amendments and supplements to those materials) prior to making any decisions with respect to the tender offer because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, U.S. stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain such materials for free from Acciona and Enel or their duly designated agent.

Forward-Looking Statements
This press release contains statements that constitute forward-looking statements in its general meaning and within the meaning of Spanish applicable law regarding securities markets. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations, estimates regarding future growth of Acciona, Enel, Endesa and other companies, as well of the global business, market share, financial results and other aspects of the activity and situation relating to those companies. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward-looking statements which speak only as of the date of this press release. Acciona undertakes no obligation to release publicly the results of any revisions to these forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, change in Acciona’s or Enel’s business or acquisition strategy to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni
Dated: March 26, 2007